Exhibit 99.8
CNBC BOARD ROOM

INFOSYS TECHNOLOGIES LIMITED
CNBC BOARD ROOM
Q1 FY 10 RESULTS
July 10, 2009

SPEAKERS

Kris Gopalakrishnan
CEO and MD

S.D. Shibulal
COO

V. Balakrishnan
CFO

Ashok Vemuri
Head – Banking and Capital Markets and Member – Executive Council

BG Srinivas
Head – Manufacturing and Member – Executive Council

T.V. Mohandas Pai
Director and Head – HR, E&R, Fac and Adm

Subhash Dhar
Head – Communications, Media and Entertainment and Member – Executive Council

Udayan

Kris, Bala and Shibu with us as always to tell us what they are now implying with the new guidance for the full year. Gentlemen, good morning, thanks for joining in. Kris, your first quarter numbers are way above expectations but for the full year you have given guidance at least in Rupee terms. Is it only because of Rupee-Dollar or are there other elements like taxation involved in it?

Kris Gopalakrishnan

If you look at the dollar guidance, we have actually increased the guidance at the low-end whereas we kept the high-end the same. So then the range has narrowed. When we look at where we are today, in the short term, we believe that the volatility will continue, the uncertainty will continue but medium to long-term there is confidence. The story for this industry is still there and is still very strong. When you look at the Rupee guidance, of course it is based on currency movement. In this quarter if you look at, most of the currencies outside India, the Australian dollar, the European currencies etc. appreciated and of course rupee also appreciated. So that has impacted the guidance. It is really converting that into the relative position of the currency at the end of the quarter, whatever that is.

Udayan

Bala, can you just give us the specifics that higher end of the Rupee (EPS) guidance has come down from Rs. 101 to Rs. 96 roughly. How much of it is because of Rupee-Dollar appreciation assumption? How much of it, if at all any kind of higher tax output?

V. Balakrishnan

No, it is mainly because of the currency. Because if you remember in the beginning of the year, we said the operating margins could come down by 300 basis points because we have some investments to make outside India in terms of hiring local talent and also increased investment in sales and marketing. The first quarter we are not able to do some of it which could flow into the next three quarters. Now, in our revised guidance basis, probably the operating margin will come down by maybe 150 basis points instead of 300 basis points. That has flown into the margins and the effective tax rate because of the increased margin has gone up from 17% what we assumed earlier to maybe close to 20%. So, net-net, the EPS guidance is mainly because of Rupee because earlier at the top end we gave $ 2.00 EPS guidance and if you convert it to the current currency rate, it is Rs. 96. So at the EPS level, nothing has changed.

Udayan

In constant currency term for the guidance, has anything increased at all for the full year?

V. Balakrishnan

It has changed. In terms of constant currency, we said guidance will be somewhere between flat to 4% decline. Now we are talking about 3%-4% decline because yearly guidance dollar revenue we do not want to change now. We want to be cautious because the markets have not stabilized. Still there are some concerns in the economic environment. So we want to be more cautious by not changing the upper end of the dollar guidance.

Udayan

So, 0-4 has become 3%-4% decline?

V. Balakrishnan

Yes.

Mitali

Shibu, in our constant currency terms, pricing has slipped a little bit this quarter?

S.D. Shibulal

If you look at the revenue productivity per person, it has actually gone up by 1% in reported currency. But in constant currency terms, it has come down by 0.9%. The pricing environment is continuing to be challenging. At the same time, if I look at the first round of renegotiation, I think we are past the half mark. At least, big majority of renegotiations are behind us. That does not mean that they will not repeat again because the environment continues to be turbulent and challenging.

Mitali

Kris, on your point about short term volatility, what kind of time line do you have in mind there because my point with the guidance you have set out, it is a dip in Q2 and it is absolutely flat growth in Q3 and Q4 which basically means the whole of the financial year? So how long do you see the volatility?

Kris Gopalakrishnan

When we look at what we hear from our clients, the clients are telling us that they will probably see improvement in the middle of 2010. So that is what they are telling us today. And that’s the reason why for this fiscal year, we want to be cautious. Next fiscal year, we will know. We have time to look at it. But this fiscal year, we want to be cautious.

Udayan

Shibu, is that the feeling that you are getting because the market has been anticipating or rather hoping that as we come to Q2 and Q3, it has already said that the worst is over but it will slowly start talking about the improvements? You were saying it is too early from a business point of view to start talking about improvement?

S.D. Shibulal

As Kris said, I believe it is too early. In fact, we do some kind of a survey with our clients and one of the things which we noticed is that more than 60% clients are still saying that it will be a protracted recovery and recovery will start happening after March 2010. So, I agree with Kris. At the same time, it does not mean that there are no deals. There are deals. There are two kinds of deals in the market. Clients are looking for partner consolidation. They are looking for outsourcing lights on work. They are looking at doing more with less. And that does reflect in our revenue. For example, our maintenance revenue has gone up by 1.5%. We had three large deal wins in Q1. There are few clients who are looking at transformational work because they want to be prepared when this is over. These are people who want to be differentiated. They want to be unique when the downturn is over. They are looking at transformational work and we had 3 transformational wins in Q1.

Udayan

Bala, you spoke about 150 basis points erosion in margins. 150 from what? Because last quarter was 33.5, this quarter is 34% margin. Are you then saying 32% would be broadly the ball park margin range for the year?

V. Balakrishnan

I am talking about the year-on-year. Year-on-year, if you look at last year, our PBIDT was 33.2%. Probably, it will be 31.5% this year.

Udayan

Over four quarters?

V. Balakrishnan

Yes. Full year.

Mitali

What has been the effective tax rate this quarter, Bala?

V. Balakrishnan

This quarter, it was 20%. We assume it will be 20% for the full year because of the improvement in the margins. That is an element of tax because of the effective tax rate last year fourth quarter was around 17%. Now it will go up to maybe around 19-20% for the full year. That is what we have factored in the guidance.

Mitali

I just want to talk about what you are factoring in by way of pricing as well, Bala? If you have seen a bit of a dip in constant currency this quarter, for the next two how much of a decline are you factoring in?

V. Balakrishnan

In our guidance, we always assume the current quarter number to remain stable for the next three quarters. That is what we factor in the guidance because that is an unknown element. We do not know how it is going to move. So we are taking the first quarter revenue productivity to remain constant for the next three quarters which means on year-on-year basis, the revenue productivity could decline by around 5%. In the beginning of the year, it was around 6%. Now it is around 5%.

Udayan

Kris, you had a very good first quarter. You went to Rs 26.5 EPS which was not expected by you or the market and if you just annualize that, just multiply that by 4, you will go to Rs. 106. And this quarter, Rupee appreciated versus the Dollar quite significantly. Why cannot you do what you did in Q1 on Q2, Q3, Q4 which would add Rs. 10 to your guidance of Rs. 96?

Kris Gopalakrishnan

Clearly, we are saying that there were plans to increase our expenditure in sales and marketing, investments into the business, recruitment, etc. It takes time, right? When you make an offer, they do not join immediately. So, some of that has been postponed into the next three quarters. And we still expect some investment into sales and marketing. We believe that it is required for the future. See, in any given year, when there is growth, automatically the absolute dollar spend on sales and marketing will increase. This year when there is no growth, we still want to be prepared for new services, new solutions. The business is changing. Our services are changing. Our solutions are changing. And so we have to make necessary investments into sales and marketing. We plan to do that and that we have factored in. We would make those investments for the remaining of the year.

Udayan

Shibu, are you then saying that some part of the lack of growth in the next three quarters is because of an internal constraint, either you have not been able to spend so much on sales or because of ramp up in hiring or anything like that?

S.D. Shibulal

No, I am not saying that. I think, we are fully prepared. If you look at our utilization rate which is 70%. We have enough people in the system to take up new opportunities. If you look at our sales force, we have added sales people even in last year. So we are fully prepared to have enough sales force on the ground. We are looking at the future, right? We are also looking at what will happen at the end of this transition or this turbulent time. And also, this is the time for us to be closer to the client because the clients are changing. They are undergoing difficult times. They are changing their business models. We need to understand that change. We need to build those relationships. And we need to emerge much stronger at the end of this period. That is why we have decided to invest more into sales and marketing especially recruiting people in the local markets.

Mitali

Just to scratch that point, we were asking Kris further though, Shibu. The market is surprised not only because you have not upped the Rupee guidance but that you have not held your full year Rupee guidance. You have actually scaled it down. Is it just the currency issue or are you expecting things to actually get worse than what you saw in Q1 this time?

S.D. Shibulal

I think, it would be the currency issue. We expect as Kris said, in the medium term, the environment to be challenging, to be turbulent and uncertain. At the same time, we are extremely optimistic in the long-term. We believe that it is a growth industry. There are enough opportunities out there and once this turbulent time is over, we will be able to take advantage of those opportunities and continue our path.

Mitali

Kris, what is it that you expect to hear by the middle of 2010 as you indicated more by way of a budget and what kind of incremental spend you will get or more by way of pricing?

Kris Gopalakrishnan

Immediately, I think volume growth will be the indicator. See this year, if you look at what the technology analysts are saying, they are saying the IT spending is going to decline by about 6% to 11%. Different analysts have different numbers. So clearly, the immediate visible change will be volume growth. Pricing will be challenging for some more time. It will take some time for pricing power to return because unemployment is still high, inflation is very low and so pricing will take little bit more time to see uptick actually. It also depends on the supply, right? The utilization will be lower, etc. So, all these factors will drive pricing whereas volume uptake you will see first.

Udayan

Right. Bala, as the CFO, the point that Shibu and Kris made about investing in the next three quarters, are you then going to assume much higher SG&A cost and much higher onsite-offshore mix for the next three quarters?

V. Balakrishnan

Of course, that is what he means. Sales and marketing will definitely go up.

Udayan

Significantly?

V. Balakrishnan

Not significantly. It will go up by around 60 to 80 basis points. And we are also hiring local talents in all the markets where we operate. That was planned in the beginning of the year. For some reason, it got postponed to the next two three quarters. That is factored in the guidance. The beauty is in spite of that the operating margin will come down only by 150 basis points for the whole year. Earlier, we said 300 basis points. Now, it will come down by 150 basis points. It will not necessarily change the onsite-offshore mix but we will have more people onsite and we are investing to make sure that we do not miss any growth opportunities.

Udayan

Shibu, where is the difficulty? Is it that clients are still not confident enough to start ramping up during the course of the year or budgets are still not frozen because of the uncertain environment?

S.D. Shibulal

See, clients are undergoing change. There are a number clients who have undergone leadership change. So the old leadership has left. New leadership has come into place. They need to relook at the programmes which are in progress. So the decisions are getting really delayed. Even though the budgets are closed, there is no permanency to the current budget. It can change at any moment in time. Ownership change of clients. So new ownership is coming into picture and they are putting a hold on everything until they understand where things are moving. The discretionary spend is definitely tightened, completely tightened. Today, they will only spend on absolutely must- have, nothing nice to have. So those are the difficulty and that is what we are seeing in the market.

Mitali

Bala, if you are to work with much higher sales and marketing cost, will you be looking at wage revision as well?

V. Balakrishnan

I think, in the beginning of the year, we said we are not considering any wage increase for the year. That continues. But if tomorrow, things improve, probably we will have a relook at it. It is not the time for it.

Mitali

My question was on wage cuts actually. You might have to scale down wage cuts.

V. Balakrishnan

No. I do not think we are at that. The company is still doing well. We have done very well in the first quarter. If you look at all the parameters, whether it is client growth or the largest client is 4.5% of revenue, or DSO days is 56 days. So I think we have done very well in all the parameters. We are not at a stage where we have to cut the salary.

Mitali

Kris, the market has been more worried about telecom as a vertical for Infosys than about financials. What has the experience been this quarter?

Kris Gopalakrishnan

See, across all the verticals, it is challenging. There are slight differences between the various verticals. For example, manufacturing and retail seemed to be a little more affected but if you look at the growth rates, all are growing in the same level and flat. So there is not any difference between sectors right now. Now, you may see a particular sector impacted because of one particular client it is not a sectorial trend. But other than that there is no difference in the various sectors. We are actually nine months from October 08 when this happened. So, whatever impact across the sectors, it has actually already happened.

Udayan

Shibu, your biggest client is down 20%. How much of it is because of currency moves and how much of it is because of genuine volume has come off. I am not mentioning the name because then you will clog up saying, I do not want to talk about BT.

S.D. Shibulal

Our biggest client is 4.5%. We have some philosophies about our clients, right? Client size is right for us. So we are in the ball park. Our top 10 clients also have marginally decreased this quarter whereas the rest of client base has grown by about 1%. So I think our numbers, our top 10 clients, our top 5 clients and top client are all within the ball park of where we would like it to be.

Udayan

But is the top client becoming a niggling problem because for the third quarter I am asking you this question on whether that remains a persistent problem.

S.D. Shibulal

No, not really because even while our top client may have declined, we have been able to continue our revenue numbers, right? Even this quarter, we have exceeded our guidance. Even in constant currency terms, we have exceeded the guidance. So we have been able to manage. And always, one has to look at this as a portfolio, right? One has to look at the overall client base. We have 330 clients giving us more than $1 million. We have 19 clients giving us more than $50 million. We have four clients giving us more than $100 million. Clients do change. They do go up and down. Our top clients have changed in the past. There was a top client in 2003 who is not the top client today. Our top 10 has changed in the past. So it is a portfolio which we need to manage and we manage that portfolio.

Udayan

Right, Kris, would it be fair to say that from where you started the year, your expectation of when the recovery will start in the right turn is showing up in volumes, has got pushed back by little bit of time?

Kris Gopalakrishnan

Not necessary. In fact, last quarter also we said that it will be mid 2010. And even now, we are saying that it will be probably mid 2010. That has not changed. In fact, their confidence is slightly better in terms of our ability to manage the situation, our clients’ ability the manage this. We have done a good job in this quarter. Having said that, we want to be cautious because the uncertainty, the volatility in business, volatility in currency, everything continues, right? We are not out of the woods yet at this point. And so we want to be cautious in the short-term. That’s what we are saying. When the recovery will happen, at least what we hear from our clients, what we see in the market, that does not seem to have changed.

Mitali

Bala, any payment deterioration issues that you have faced?

V. Balakrishnan

No, no. If you look at the DSO days, it is one of the best. We have not seen any concerns with any clients till now.

Mitali

Shibu, just to scratch that point about your top client, where do you see revenue contribution settling down at because you have gone from 6% to the number that you have indicated just now?

S. D. Shibulal

So once again, our top client as it is 4.5%, our top 5 clients are giving us about 16.3%, last quarter it was 17.2%. These are ballpark numbers. Our top 10 is giving us approximately 25.6%, again slightly down from last year.

Mitali

Just for the top client though?

S. D. Shibulal

No, I think our top clients will keep going up and down a little bit because it is a large client and there is no specific place where it will settle down.

Udayan

Are you going to participate or bid for the UID Project i.e. Unique Identification Project, Kris?

Kris Gopalakrishnan

We have always stated that we want to increase our business in India. That’s a focus area for us. We have a dedicated business unit with a very experienced person, Binodh heading it and we will bid for e-governance projects and this is one of the projects we should look at. Let us wait for it to happen. So, we do not know at this point how the whole thing is going to happen etc. We do not know at this stage.

Mitali

Bala, what are you working with right now by way of an onsite-offshore mix if you take as you indicated looking out to hire more people right there?

V. Balakrishnan

Currently, our guidance assumes the same onsite-offshore mix what we saw in the first quarter. The hiring that we are going to do, will become productive when the environment changes and if we are able to get incremental growth. But we want to make the investments because we do not want to miss the growth. Because of economic situation, you should not stop all the incremental investments which will hurt you in the long term. So we want to go ahead with the investment, prepare the model, keep it ready. Even if you look at the utilization, one of the lowest we are seeing now, but still we are going ahead with the hiring, training people, keeping them ready. Because if tomorrow, the environment turns around, we will be best positioned to take the growth than anybody else.

Udayan

Kris, one last question. From what you have delivered in Q1, Rs. 26 earnings per share and what your guidance is for the full year, it appears that you are saying, you are either saying that Q1 is the best quarter that you will see for the full year or you are saying Q1 was very good but I am going to be conservative for the next year. Therefore, I will not say I will beat Q1 in the next Q2, Q3, and Q4, which is it?

Kris Gopalakrishnan

Clearly, we want to be cautious and conservative at this point because of the uncertainty, right? It is always better to do better than what we say, right? So, we want to be cautious clearly. Clearly, that has been the philosophy of the company always and we want to be cautious.

Mitali

Just one quick clarification, Shibu. Any key client losses? We believe one $300 million client Infosys lost this quarter?

S. D. Shibulal

No, $300 million is not lost. We have added 27 new clients in Q1.

Udayan

Bala, you are just going to add to what I asked Kris whether Q1 is the best quarter for the year?

V. Balakrishnan

I will leave it your imagination.

Mitali

And to your margin management as well.

Udayan

Just before you go, was there a farewell gift for Nandan? Yesterday, I mean did you guys put out the farewell gift?

Kris Gopalakrishnan

Oh yes.

Udayan

What was it? I mean we were not allowed in for it was a private affair. So, what was it?

Kris Gopalakrishnan

The most interesting I would say is, you know, he was given a T-shirt which is like in sports, etc., you kind of retire a number, right. Okay, so his employee number was retired which is employee number 2 and he was given a T-shirt with Nandan and employee number 2.

Udayan

And was Murthy given a T-shirt with 1 when he retired?

Kris Gopalakrishnan

Murthy is still technically the chairman of the company.

CNBC Moderator

So, you will give him the one T-shirt when he is into this …

Kris Gopalakrishnan

I think his number is actually not 1.

Mitali

No, are you…who is 1?

Kris Gopalakrishnan

NSR is 1.

Mitali

And have you all decided who comes on to the board now? Have you decided who comes down to the board in place of Nandan yet?

Kris Gopalakrishnan

No, no. There is no change to the board.

Udayan

No additions have been made in this quarter.

Kris Gopalakrishnan

No changes to the board.

Kris Gopalakrishnan

Thanks, very much. We are here with the Infosys top management and technology is not doing too badly this morning at all. And the market probably senses that Infosys had a very good first quarter. It is being super conservative with its full-year guidance and having delivered Rs. 26.50 earnings in the current quarter, how will they end up at Rs. 96 for the full year, that seems to be the underlying message from the street that is believed that Infosys is being ultra conservative after such a good first quarter and it does not believe that Rs. 96 guidance, they believe it will be far higher. That is what the price is telling you because most of IT is up and Infosys is leading the pack. It is up 3%. We have got two other members of the Infosys top management team with us. B.G. Srinivas and Ashok Vemuri who oversee key verticals and key geographies for Infosys with us. Ashok, BG, thanks very much for joining in. BG, I was just asking Kris about your largest client which continues to drift down. Do you see any resurrection to the problem or will it continue to be lower and lower of your top revenues or lesser and lesser of your top revenue?

B.G. Srinivas

I would say our focus will continue to be for the sector. If you take the telecom as a whole, we see investment still happening and we would continue to focus on adding new clients into the sector so that we are not totally bogged down by one single client. I would not like to comment on the client-specific revenues but as a sector we still see investments happening and we will continue to add new clients into the sector.

Udayan

It’s still 4.5% of your revenues. By the end of this fiscal, do you think it will be far lower as percentage of revenues?

B.G. Srinivas

Again, very difficult to predict because the business continues to be uncertain as well as the fact that the currency the volatility with respect to pound and dollar cannot be estimated for the next three quarters.

Mitali

The core business though has been struggling for the company, says BG, what is the spillover impact of that? I mean, are you struggling more with pricing or has the budget itself from these telecom companies and key telecom companies been scaled down?

B.G. Srinivas

See, that is true across sectors. Telecom is not totally immune from that but at the same time by the very nature of the sector which is so much dependent on technology, investments continue to happen. Overall, there is definitely a slowdown in the decision making in spite of the investment. So, that is where you see slowness in the overall uptake of growth for the whole sector.

Mitali

But have they indicated fully a budget spend yet?

B.G. Srinivas

Budget, not yet spent but this does not mean much because budgets were delayed in the first place but when budgets are cast, it does not mean that it is free ride for the full year. So, they are looking at the budgets every quarter and taking a call on what should go into the actual spend. So, that is where the decision making has definitely slowed down.

Mitali

Ashok, can you green shoot?

Ashok Vemuri

Well, if there were any, they managed to quickly go back underground. If you look at the start of the quarter, relative to where we were at the start of the year actually, it did appear that there would be some green shoots but there have been so much of a contradictory data out there, both macro-economic as well as client performance, that it is I think pragmatic to be a little cautious and to watch before we make any announcements on green shoots or the fact with everything has bottomed out.

Udayan

Kris said that the real recovery happens in the middle of 2010, not before that. Is that your assessment because you work very close in the US particularly with the troubled clients? As for another full year June next year, you are not going to see meaningful recovery?

Ashok Vemuri

Well, it is all a relative term. And the fact is that there was a lot of euphoria in the middle of the quarter, the first quarter as compared to the beginning of it. But then it is way too much of contradictory data as I was telling you, unemployment is fairly high, retail sales were down, manufacturing was down but housing starts actually improved. Then recent news about, credit card defaults and delinquencies or the fact that there is talk of another round of stimulus etc, does give credence to the fact that this may be actually longer drawn out than it was anticipated. And it does have an impact on the way our clients behave and there is obviously a phase lag between what happens in the environment, in the economy and how our clients behave. So, that will be a phase lag which is why we are being a little more cautious and our numbers would want us to indicate.

Mitali

Bala was indicating that sales and marketing spends will be much higher as well onsite hiring. Is that primarily for your market?

Ashok Vemuri

Yes, I think it is going to happen both in the US and in the Europe as well as in certain newer markets where we find traction and I think that is the key area we really want to focus on because if you look at the clients business, that has changed. The way our buyer has changed, for example and the kind of deals that we are being invited to have changed. We are doing a lot more on the front end. We are doing a lot more heavy lifting and a lot more process outsourcing and to do that in a more composite fashion, you need to be in the client’s mind a little earlier in the game than we typically were. If you look at the kind of deals we are getting today or are being asked to come and talk about like post merger integration, you really need to have a completely different set of a value proposition delivered by people who have actually been there and done that rather than who only bring a technology capability or expertise.

Udayan

But there was hope that whole M&A consolidation way which is going on in your space BFSI will lead to much bigger work for you. Has that translated into real contracts there?

Ashok Vemuri

Yes. It has to certain extent. I think there has been a delay. I mean, all transactions are basically going to the top of the house for approvals which basically means that your sales cycles go up. A lot of the M&A integration work was done in-house to start with but slowly we are beginning to get invited to do that and we do have concrete deals on the ground where we were working on post merger integration.

Udayan

BG, what is going on in Europe? I mean when you talk to people out there, they are painting a very scary picture. Has the picture for you changed between last quarter and this for the worst or things are status quo?

B.G. Srinivas

I would say status quo. Again, mixed signals in Europe. You will have to look at the different sectors as well as the different countries in Europe. So it is very difficult to conclude in a homogenous manner what is happening but by and large if you look at the financial services, it continues to be challenging in UK. However, if you look at the retail where we still see challenges, the investments into IT continue for the reason they want to manage their cost well, they want to manage their margins and at the same time retain clients. So, they are investing in multi-channel sourcing. They are investing in e-commerce. They are investing in business analytics. Telco, again mixed signals and in the Continent we see tractions in terms of early dialogues. Retail and insurance, we are seeing again traction in Continents, early dialogues. Nordic, in financial services and retail, there are some early dialogues. So, there are mixed signals in terms of the client situation on one hand and our interaction with them. You take manufacturing across board, they are under severe constraints in terms of cost. They are also looking at internal consolidation of their IT landscape. So, in their good times, they have made several acquisitions. Their demand has fallen. They have excess plant capacity, excess inventory. So, they are re-looking internally how to restructure and in that process, they are consolidating their IT landscape and most of them are on ERP platforms. So, we see traction in the continent more on consulting and packaging implementation whether it is consolidation, there are very a few upgrades in this process and they are also looking at putting together shared services. And this is happening across multiple sector where the IT and operations are coming together in order to leverage the cost benefits and in that process some of that, they are discussing with us in terms of outsourcing options.

Mitali

On the BFSI in Europe, the indication seems to be it is a lot more prickly than in the US, near-shore delivery is preferred at this point. Any key wins that you had from BFSI in Europe this quarter?

Ashok Vemuri

Let me actually take that since I manage BFSI globally. We have had some wins actually. I think, yes, there is a certain element of preferring to do it out of Eastern Europe etc., especially for newer clients who may not want to source work many, many thousands of miles away. They would rather do it in Eastern Europe. But having said that, there is a lot of traction that we are seeing especially in the Scandinavian area probably because of their experience in the early 1990s, they are little better prepared for this downturn. We are also seeing a significant amount of traction in the insurance sector. So, building that up will take time. I think if you look at the way the European market operates as compared to the US market, we will approach it much more cautiously and it they would take longer period of time than the US firm would in these situations.

Mitali

When do you think we will hear more by way of budget spend because right now the indication that we hear is that if there is any incremental spend, it is only happening towards the consultant sides?

Ashok Vemuri

Well, I think the budgets are a little peculiar as compared to previous years. For one, we are very short-term. They are oriented more towards projects and they actually are changing on a month-by-month basis. So, the good thing is that the budget is more or less finalized. It does not mean that the numbers have been allocated like in the past as an umbrella or as an overdraft account from where you can keep drawing down. They are specific to projects, specific to certain transactions. The other is that the budgets are also again controlled, not necessarily at the tech level but they are more and more controlled at the business levels. That was the point I was making earlier about our buyers having changed. So, before they actually spend the money, they would like to do a lot more due diligence in terms of the impact on business, the speed, the agility and flexibility. The other thing is that budgets spend in financial services, especially in the US sector, is happening in newer geographies like Asia, etc., where they are spending a lot more dollars than they were as the percentage increase than their own home markets. So all these things will actually play out in a very different way than we have seen in the past.

Udayan

In the BFSI space, is it true that you are looking at acquisition of captives? I mean, let us talk about the UBS facility etc. I mean would that make strategic sense for you?

Ashok Vemuri

We do not want to comment on speculation but I will tell you the philosophy of our acquisition is obviously to plug in any of the gaps that we have in our value proposition.

Udayan

Is it a perceived gap? Captives in the financial space?

Ashok Vemuri

Our perceived gap essentially or to put it the other way, what we would like to really acquire is that a company that has a tangible intellectual property or a methodology or maybe even expand that to a suite of products which we can actually bring in to our overall model and use the economics of the Global Delivery Model to deliver value for our client. Anything that is outside of this is not necessarily value added for us.

Udayan

B.G., is it true that that Tech Mahindra and Satyam combined is emerging as a bigger irritant than it was before the deals were in state? Is that true in Europe?

B.G. Srinivasan

No. We are not seeing that as much as we would like to. At least in most engagements, whether it is outsourcing or business transformation deals, we have not really encountered much except in the telco sector where they always had a presence.

Mitali

The sense seems to be for your key telecom client B.G. that July and August will be crucial months to decide what exactly is happening by way of IT spend. I know it is really early but any trends that you are picking up right now?

B.G. Srinivasan

It is too early and also the uncertainty continues and very difficult to forecast two-three months ahead in the current environment. Again, like I said there are mixed signals. On one hand, they are forced to spend if they have to launch new product. They have to also do internal restructuring for the order management. So, the entire Telco sector while there are cost pressures, they are also imperatives to spend. It is question of how much they will allocate and how quickly they will decide to actually roll out projects.

Mitali

But you are guiding to slippage in revenues in Q2. Would that indicate that for your top client as well you expect to see revenue contribution going off a little bit?

B.G. Srinivasan

I would say it is not so much material that overall shrinkage is attributed to one client. It also depends on how growth picks up in that sector as well as in other sectors. For example, in energy utilities and in the pharma, IHL space, we are seeing traction, couple of deals in the pipeline and if that closes in the next two months, again difficult to say in the continent, this is the time when people take vacations, so.

Mitali

In the continent, maybe it should have been the first six months of this year.

Udayan

We will continue with Infosys’ first quarter and the guidance for the full year. Mohandas Pai and Subhash Dhar with us right now. Gentlemen, good morning. Mohan, I heard Kris talking about how you need more hands on the deck overseas now, but he said that maybe onsite-offshore will not get Q2 too substantially. How do the two match up?

T.V. Mohandas Pai

Well, it will be a replacement in the sense that you will have a person hired locally to work there replacing the deputee who goes from here to the extent you are not going to add to the onsite staff if there is no work. So, it will be a replacement. And since you pay comparable salaries anyway, people going from here with the same salary for the people who are hired locally barring for maybe experience or age or whatever it is, there will not be any great impact.

Udayan

So, would the salary cost change substantially because of this?

T.V. Mohandas Pai

No. We have been saying that for long for the last many, many years. Once you pay comparable wages, it does not matter whether it is deputee or a person who is hired locally. We send more deputees here because we are not able to get people locally. Now that the market is soft, we are seeing some good resumes and hopefully we will get a few people.

Mitali

Is it just because of that, Mohan or are you feeling a niggling worry about all the talk on protectionism and you need to do more local hiring to indicate that you are open to pick up local talent there or get people from here?

T.V. Mohandas Pai

Both. But we have doing local hiring for the past three years too. So, what we are doing right now is accelerating because the market conditions are better. Even last year, we would have hired maybe 700-800 people if we could get people. We could hire only 350 people. We are not able to get more people. Now, we are able to get more people because the market is soft. So, we will see hopefully an increased number of people who are hired locally.

Mitali

On net level though there has been a decrease in employee this quarter, right? How come?

T.V. Mohandas Pai

Well, there has been a decline because the additions are very low, 3500 gross additions. Also, we had 670 people who had to be outplayed because of performance issues and in addition to 670 another 750 people left us for MBA or higher degree, a slight increase compared to the previous year. So, if you look at people who left us to go to other companies, their percentage has actually come down. Normally, it is about 45% and right now it has come down to maybe about 18% and that shows that there are many jobs in the market. Essentially, the attrition figure that you see is a result of this involuntary attrition which has gone up by 1% compared to the previous quarter and that makes a difference.

Udayan

Subhash, tell us about the Telstra deal, the jewel in your crown.

Subhash Dhar

Well, this is a very good decision in our favour. I think we have mentioned that it was very public in the press as well that they were consolidating their vendors, they were consolidating their portfolios. We ended up being on the favorable side, so it is good news.

Udayan

It was a stiff competition from a lot of global vendors?

Subhash Dhar

Yes, always. And the fact that they were consolidating their entire portfolio, the stakes were pretty high.

Mitali

What is the pipeline looking like right now for your vertical?

Subhash Dhar

The pipeline is actually pretty okay given the conditions. I think as I have said before, telecom is a business which comes in lumps, a lot more because there are fewer spenders and very large spenders. So when they decide to spend, they spend more and when they have a decision slowdown, then the spend goes down. I think our penetration in the European market is increasing, the Continental Europe market is increasing. That is a very good new for us because we have to expand the client base for our Telecom business.

Mitali

Mohan, are you happy to see the back of FBT?

T.V. Mohandas Pai

Yes, I am happy to see the back of FBT. In fact, you will remember that I was one of the very, very few people who supported FBT when P.C bought it on because of one big issue which we need to understand. There has to be a horizontal equity in taxation. Let me give you an example. If you are a very well paid employee, you could get Rs. 10 to 12 lakhs as a company’s contribution to superannuation of the provident fund and you pay no tax on that whereas if you are a person getting Rs. 3 lakhs, you pay 25-30% tax in the whole thing. So, this was iniquity to us and FBT tried to plug that. Now, what they have done is they removed FBT and put all the provisions into the act itself and the taxation levels do not change. Taxations are shifted from the company to the employee. So net-net, has anybody gained? I do not think so except that the assessment process becomes much simpler because you do not have one more form to fill. You fill the same form which is possibly the right thing to do.

Udayan

There was an expectation, Mohan, this time around particularly with Nandan stepping away that you may consider inducting some new blood into the Infosys board. Is it a work in progress or will you do it in the next couple of quarters?

T.V. Mohandas Pai

Well, K.V. Kamath join us. Nandan has now left. We need to understand that we have a very large internal board. Infosys is a very unique company compared to most companies barring the public sector because we have a very large internal board. We have a very large internal board because of historical reason because we are a founder-driven company and founders are all in the board and only two of use who are non-founders in the board. Typically, a board should have lesser people from inside and more people from outside. Maybe 75% should be independent. So, we are a very different company. So for us to do many of these combinations you have to watch out. So, we have brought in outsider, an independent director in the form of K.V. Kamath. I think we are very happy. One insider has gone out so the ratio is tilted more in our favour of independent directors which is the right way to go. And we look at board members from time to time depending on vacancies, the number of people in the board. Right now, there is no proposal.

Mitali

But there was an expectation that some people who have managerial roles over the years might be well thought about to get included in it.

T.V. Mohandas Pai

Yes. But the challenge that you face is how many and who and what do we do. So, the inclination of the company as it is is to make sure the number of independent directors go up and the number of working directors reduce over a period of time. That is the expectation.

Udayan

Is it true that K.V. Kamath is in running for Chairman, Vice Chairman kind of a profile going forward?

T.V. Mohandas Pai

Udayan, that is a matter the board has to decide. I don’t know.

UDayan

You are on the board.

T.V. Mohandas Pai

I am on the board but I do not decide. The board has to decide.

Udayan

Are you discussing? It is what I am asking.

T.V. Mohandas Pai

No. I cannot say anything on that matter whether we are discussing, who is going to be chairman. Narayana Murthy is chairman. He has got two-and-half years to go. So he has been the chairman and the board always discusses succession plans constantly. It is an ongoing process. Whether the board is going to discuss about a particular director, I can’t say anything.

Mitali

There was also an expectation, Mohan, one of the founding members has left. Perhaps you would think about an alternate role. Is that true?

T.V. Mohandas Pai

Who takes an alternate role?

CNBC Moderator

You.

T.V. Mohandas Pai

No. I think, we work very differently in the board and even though all of us have defined roles, we play many roles which are outside the definition. For example, I go on client visits and for example, when Subash goes, he meets investors. So all of us play very differential roles. Even though we have a defined portfolio, we work as a team together. We take decision by consensus. We are involved in very many things. So frankly it doesn’t matter, so long as you play a good role, it does not matter whether you play a very differential role or not. It just does not matter. For example, I handle many business decisions. I have got the Finacle business reporting to me. I have got a BPO reporting to me and I work as a person along with Shibu to review the operations of many other business units. So we all play the roles together. So frankly for us within Infosys, some of these things just do not matter.

Mitali

How would you respond to the covert criticism that this may be marginally in favour of Infosys if it were to choose to go and bid for the UID project?

T.V. Mohandas Pai

I say that the criticism is baseless because we work with the government. The government has got a very clear process. So let us understand this that Nandan is going to be the head of this authority. He is going to lay down the strategy and the roadmap. He is not going to decide the commercial. So, once they call in a consultant and make the bid document, the bid is open to everybody. Everybody could bid and once you bid it, technical committee is going to be set up which will evaluate the bids on technical parameters and short list people. The technical evaluation and all the independent people are going to be transparent and they are going to have a transparent methodology and ranking methodology which is published. So you get in there. And once you are short listed, and all of us should short list, all the big companies should be there because we will all qualify, then there is a pricing bid. And the price is opened in front of everybody. So whoever quotes yellow one, who quotes a particular price gets it. So, where is the question of anybody influencing anything? You cannot influence anything. It is not that a minister or somebody will call up and say, “Give the business to him.” It cannot work because the process is so transparent and the process will take six to nine months. It is not an easy process. So what can anybody do? Even the Prime Minister of India cannot call somebody or some department to give the work to him because there is a process. So, all this talk that you have an edge is totally wrong because the specifications are all going to be defined and given to everybody. Everybody knows it. It is going to be totally transparent.

Udayan

Let me ask you a bit about Nandan, Mohan. We will talk about his farewell and I am sure it is quite emotional for a lot of you but does it matter to the business, the fact that he is stepping away because I believe people like Murthy and Nandan and you go and interface with clients a lot and they have been for a long period, 10-15 years, the face of the Infosys brand? Does it take away from the brand in any way that Nandan is no longer involved in even interfacing with some of your bigger clients?

T.V. Mohandas Pai

Well, I think for a short term, it leaves a void. I mean I want to be very honest. It does leave a void because Nandan knew possibly 60 of the top 100 CEOs in the world. He built up a very personal relationship. He had a unique ability to connect. Narayana Murthy had a very unique ability to connect. Narayana Murthy was in the inner circles of all business circles all over the world. He was the inner group. If you go to Davos, on the first floor of Davos, there is a place where the top 50 CEOs meet. I mean, the rest of us will go downstairs. I am not allowed there, right? Narayana Murthy was part of that. Nandan was part of that. Kris is now going to be a part of that. So to get a personal relationship it takes time. To the extent that he had a personal relationship and he has suddenly gone, there is going to be a void. It means the rest of us have to go out, meet, and talk, and build up the relationship, it is going to take some time. Is it going impact our business? No, because the CEOs give you introduction, CEOs talk to you, but like all large companies people in the middle decide many things and they have a process. So these are not lala companies where somebody at the top will come and say, “Okay, give the work to him.” It does not work that way, right? But the connections are important in as much as when it comes to transformation deals and it goes to the board, the board feels comfortable with you because they know you. There is a comfort feeling. They could say, “It is too much of a risk. Why don’t you go with somebody whom we know?” That all these things make a difference.

CNBC Moderator

Subhash, on the ground, would you feel Nandan’s absence in negotiating and winning deals or not quite?

Subhash Dhar

No. I think not in terms of negotiating and winning deals but I think as Mohan said that there is definitely an air cover that somebody like Nandan provided in terms of relationship that he held. That will be missed and clearly it is an opportunity for the rest of us to step up to the plate.

Mitali

How did you feel when he first told you? Was it set up as a conference call where he informed all of you?

T.V. Mohandas Pai

Well, I think it all happened because he called all of us and said, “This is what may come to, what do you all feel?” And first we were all very apprehensive that now he is going because he is young. He is 54 years. He has got six more years before he officially retires, right? We all were under the presumption that he is going to be around for a long time and suddenly we felt you should stay and we were in a state of slight shock. Then we discussed the matter and we felt that a call to a larger cause is always important because Murthy has always told us that the cause to the community and the cause of the society is greater than the cause of the individual. As the founding principle of Infosys, we put the cause and the benefit to the community and society first before our benefit, in the sense that we put Infosys first before us. So here there is something beyond Infosys. So, we all reconciled and said yes. In the larger context, you can play a greater role and that will impact all people in this country including us and we will also benefit. We are going to miss him but there is a call to a larger cause and then we said “It’s ok. You know, if we have to do it, then it’s okay, it’s all right.”

Udayan

Now, you head the HR initiative at Infosys. Nandan has gone. In two years, Murthy will go. And now Subhashs and BGs and Ashok Vemuris will have to step up to the plate and be the face of Infosys. Is it an important transition and something which Infosys can manage proactively without taking any gloss of their big faces?

T.V. Mohandas Pai

Well, I think it is an important transition because Infosys is a very unique company founded by seven people and the seven people are icons, they are stars. The whole world believes that they are the only ones who do everything and they are the face. If they go away, company will sink. It is no so because…

CNBC Moderator

I am not suggesting it is.

T.V. Mohandas Pai

I am saying that a lot of people have contributed, a lot of people have built this company and we got Murthy who was larger than life. Murthy is the businessman of the generation like J.R.D. was for his generation, like Dhirubhai Ambani was for his generation. Murthy is something big and Murthy is global. So Murthy not being there is a big thing. Nandan going away now is a very big thing because they have been the public face. To me the biggest challenge that we have to face is going from a founder-driven founder-managed company to a company managed by professionals who are not founders and that transition is a difficult transition. That transition is a challenging transition and we have already embarked on it about three to five years ago. Well, Phaneesh, I and Srinath Batni came on the board in 2000 and that’s part of some transition. Phaneesh is gone. Srinath and I are the only ones who are left. Now we have got a plan for the future. We created this executive committee of five people. We could expand that. In the next one year maybe we will have more people. So we will have a group of maybe five, seven, ten people and they could potentially be the new leadership and we are exposing them everywhere. They take part with us in all the decision-making. All of us work as one team together. They are not in the board but we will work as one team together. All critical decisions are taken there. The guidance is decided by all of us together. They talk to the media. They meet the clients. They go out. So we are exposing them and hopefully over the next two or three years when Murthy retires, when Murthy is not there and there is a big void, very, very big void. Kris will be there. Shibu will be there. And then hopefully we will make the transition. We are seized of the matter and we will make a good transition. I am very confident that we will succeed in what we are doing.

Mitali

Was there anyone in that board meeting who thought, “no, I don’t think this is a good idea for Nandan to go, I don’t think it’s good for Infosys.”

T.V. Mohandas Pai

Well, there was a debate whether it should be done but the consensus opinion and everybody agreed was that this is better because remember in the west, public service is a very important calling. You have seen many CEOs step down from the company and go join the government. It happens commonly in America. It happens commonly in Europe too where the government could call people, right? So, in the west there is a culture of a community initiative, a public service is very, very large. So people have been doing it. In India, we are not seeing that. This is a first instance where we are seeing a person leaving full time. I mean, you had a Yogi Deveshwar who was doing in the 90s, do you remember? Yogi did it, I mean, that is way before all this became glamorous. So Yogi did it and he has done a great job in Air India and he came back to the company. So the first time, Nandan is larger than life. So we debated that but I think everybody agreed that it is nice thing to do.

Mitali

How was he feeling yesterday?

T.V. Mohandas Pai

Nandan is feeling very nostalgic because he has put in 30 years of association in the company and he made a very pertinent remark. So far, I have been identified because of Infosys. My identity is because of Infosys. From tomorrow, I don’t have an identity even though I am supposed to give identity to a billion and more people, I personally don’t have an identity because I cannot say I am an Infoscion and that has to sink in. Remember, just till yesterday he was here, everything belonged to him, all of us reported to him, blah, blah, blah. Tomorrow he is on his own. He has to make his own travel arrangement, he has got to travel, he does not have this infrastructure, he goes out, he cannot get Infosys car. It sinks in, right? So, he was very nostalgic and there was a lot of emotion, there was a lot of outpouring of affection and everybody spoke highly about him. We all wished him best and we felt sad that he is no longer with us, but we had a sense of pride that one of us, from Infosys was among the first to be chosen by the Prime Minister personally to head the initiative which will transform our lives. And that to us is a great sense of pride. I do hope in future many more of us can go in for public service and maybe many of us hopefully, I hope some of us will get a call because it is a testimony to the company what it is and the ecosystem that Murthy and its founders have created. To me that is a very important thing because remember a company is a part of an ecosystem. We are not apart, right? We are commercial but we are part of an ecosystem. Udayan, if you are invited to be a Minister for Information, I think your TV channel should be very proud of you.

Mitali

One thing they will not invite him to be is the Commerce Minister.

Udayan

On that emotional note, let us say goodbye. Thanks very much gentlemen for joining in. That is Infosys boardroom for the current quarter and a lot of talk about what we hear a very, very emotional event at Infosys’ Headquarter yesterday. Thousands of people turned up to say goodbye to one of their favorite sons.

Mitali

And log on across the world everybody was watching the webcast.

Udayan

So not quite the Michael Jackson concert but Nandan Nilekani’s farewell we are talking about or Mitali is. We leave the markets in the red out here just about but Infosys is okay this morning after the results, up 2.5%. Thanks very much for watching. We’ll come back after the break with more on market.